





Antisoma strategy update – joint statement from the Chairman and CEO
19 April 2007

Future opportunities

Today's AS1404 licensing deal with Novartis is a great achievement. It is also an important step along the way to making Antisoma a significant and self-sustaining bio-pharmaceutical company. Our recent successes have provided us with an unprecedented opportunity to take our business forward. This will involve further expansion and diversification of our product pipeline. It will also entail a transition towards a business with a substantial role in commercialising its own products.

Expanding and diversifying the pipeline

The Board believes that the Company's risk-reward profile could be significantly enhanced by further expansion of its pipeline. To this end, the Board plans an active programme of in-licensing and to examine opportunities to acquire other oncology companies.

Building a sales and marketing operation

An attractive feature of the deal announced today is the opportunity for Antisoma to participate in selling its own products in the USA. Should AS1404 reach the market, the agreement includes the potential for Novartis to fund certain of Antisoma's commercialisation costs. This could make it easier for Antisoma to bring other products to market, allowing the Company to retain more of their value. The Board intends to continue to develop AS1411 independently with this possibility in mind. It will also consider potential sales synergies when seeking new assets for the pipeline.

Maximising the support of capital markets

Antisoma appreciates the strong support it has received from its investors through its listing on the London Stock Exchange. As stated previously, the Board also sees attractions in taking an additional listing in the United States. This would broaden the capital base supporting the Company's development. Many of the products Antisoma would like to acquire are owned by US companies. Dollar-denominated stock would be a valuable currency for licensing and acquisitions. The Board will continue to evaluate the potential for a US listing and when this would best be timed.

Dialogue with shareholders

Antisoma's Board intends to discuss the above plans with shareholders. Resolutions supporting the plans will be put to an EGM. They will include a renewal of the Company's authority to issue new shares up to around a third of the issued number. This will provide the Board with flexibility to conclude small and medium-sized acquisitions for equity. Any larger M&A opportunities would be subject to shareholder approval in a further EGM.

The Board is also minded to seek a renewal of its authority to issue shares for cash in a non-pre-emptive issue. This would provide flexibility, for example to offer new shares as American Depositary Receipts (ADRs) should the Board decide to list the Company in the US. In assessing the need for any issue of new ADRs, the Board

would consider the demand for conversion of existing ordinary shares to ADRs. The principal aim of any new issue would be to ensure that the resulting total number of ADRs represented enough of the Company's equity and traded with sufficient liquidity to make them a valuable acquisition currency.

Positive outlook

The period ahead will be an exciting one. We have formed a great partnership with Novartis to develop and commercialise AS1404. Further important phase II data on AS1404 are expected this year. Other drugs in our pipeline, notably AS1411, are showing real promise. We are now very well equipped to acquire and develop new products and to continue to grow the business.

Barry Price, Chairman
Glyn Edwards, CEO

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Brian Korb
The Trout Group +1 646 378 2923

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.co.uk for further information about Antisoma.

ANTISOMA

Antisoma announces global agreement with Novartis for cancer drug AS1404

London, UK: 19 April 2007 – Antisoma plc announced today that it has signed an exclusive global licensing agreement with Novartis for its vascular disrupting agent AS1404 (DMXAA).

Antisoma will receive near-term payments of USD 100 million. USD 75 million will be paid immediately and a further USD 25 million when AS1404 enters a phase III trial in lung cancer.

Antisoma will be eligible for total upfront, development, regulatory and sales-related milestone payments of up to USD 890 million, contingent upon successful development and marketing of AS1404 in multiple indications, launch of back-up products in multiple indications, and achievement of sales milestones. Furthermore, if AS1404 is approved and commercialised, Antisoma will receive royalties on AS1404 sales and will have an option to co-commercialise AS1404 in the United States.

Novartis will fund and conduct all future development of AS1404, and will also fund the outstanding costs of the phase II trials currently being completed by Antisoma. The agreement also includes the potential for Novartis to fund certain of Antisoma's commercialisation costs.

Novartis' development plans for AS1404 include a phase III study in squamous non-small cell lung cancer, expected to start early in 2008, and a number of supporting studies in lung and other cancers. There will also be phase III trials in prostate and ovarian cancers if final results from phase II trials in these indications are positive.

Dr Ursula Ney, Antisoma's Chief Operating Officer, said: "We're delighted to have partnered AS1404 with Novartis, who have a strong commitment to oncology and the worldwide development and marketing infrastructure to make the most of the very significant opportunity this drug provides."

Glyn Edwards, Antisoma's CEO, said: "This deal provides both extra resources and new strategic options for Antisoma. We plan to use it as a springboard to further expand our pipeline and to exploit the value in our present portfolio. We now have an excellent opportunity to gain direct involvement in selling our own products."

Webcasts and conference calls

(1) Europe
Antisoma will be holding a briefing for European analysts and investors this morning at 9.30 am BST at Piper Jaffray Ltd, One South Place, London EC2M 2RB.

Audio dial in details are:

Toll Free UK:	**0800 953 1444**
Standard International dial in:	**+44 (0)1452 542 300**
Conference ID:	**6388764 (to be quoted by participants)**

A link to a simultaneous webcast presentation will be available at www.antisoma.com

(2) US

Antisoma will have a call and webcast for US analysts and investors today at 3.30 pm BST / 10.30 am EST. Audio dial in details are:

Toll Free US:	**1866 220 1452**
Standard International dial in:	**+44 (0)1452 542 300**
Conference ID:	**6389685 (to be quoted by participants)**

A link to a simultaneous webcast presentation will be available at www.antisoma.com

Conditions

The transaction may be subject to review by the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)7909 915068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Brian Korb
The Trout Group +1 646 378 2923

Antisoma disclaimer

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Deal terms

Antisoma will be eligible for total upfront, development, regulatory and sales-related milestone payments of USD 890 million, contingent upon successful development and marketing of AS1404 and follow on products in multiple indications. Furthermore, if AS1404 is approved and commercialised, Antisoma will receive royalties on AS1404 sales. Some of the sales-related milestones for AS1404 are creditable against future royalties.

About AS1404

Vascular disrupting agents (VDAs) are a new class of drugs that specifically attack established tumour blood vessels. AS1404 is the first VDA to report data from randomised clinical trials. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research

UK), in August 2001. CRUK had supported two phase I studies in the UK and New Zealand. Antisoma has since conducted an additional phase I study, an open-label phase II study in lung cancer and three randomised controlled phase II studies in lung, prostate and ovarian cancers. The randomised lung cancer study showed a 5.2-month increase in median survival when AS1404 was added to the chemotherapy drugs carboplatin and paclitaxel. This is one of the largest extensions in survival ever seen in a lung cancer trial. Initial response findings from the prostate and ovarian cancer phase II studies have also been positive. Clinical studies to date suggest potential use of AS1404 in the treatment of lung, prostate and ovarian cancers as well as other solid tumours.

About Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information about Antisoma.

END